SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NCI BUILDING SYSTEMS, INC.
(Name of Subject Company (Issuer))
NCI BUILDING SYSTEMS, INC.
(Name of Filing Person (Issuer))
2.125% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)
628852AG0
(CUSIP Number of Class of Securities)
Todd R. Moore
Executive Vice President, General Counsel and Secretary
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
John M. Allen
Stephen J. Slutzky
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$58,826.29	$3.28

*	Estimated solely for the purpose of determining the amount of the filing fee. The purchase price of the 2.125% Convertible Senior Subordinated Notes Due 2024 (the “Notes”), as described herein, is 100% of the principal amount of the Notes outstanding plus interest accrued pursuant to the terms of the Notes and unpaid to, but not including, December 8, 2009. As of November 5, 2009, there was $58,750 in aggregate principal amount of Notes outstanding. The amount of accrued and unpaid interest up to, but not including, December 8, 2009, on all Notes outstanding would be $76.29. The resulting aggregate maximum purchase price is $58,826.29.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
Index to Exhibits
EX-99.(a)(1)
EX-99.(a)(5)

INTRODUCTORY STATEMENT
     Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 16, 2004 (the “Indenture”), by and between NCI Building Systems, Inc. ( the “Company”) and The Bank of New York Mellon Trust Company, N.A., as successor to The Bank of New York, as trustee, relating to the Company’s 2.125% Convertible Senior Subordinated Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Designated Event Notice to Holders of Company’s 2.125% Convertible Senior Subordinated Notes due 2024, dated November 9, 2009 (the “Designated Event Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Designated Event Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into cash or shares of common stock, par value $0.01 per share, of the Company, depending on the circumstances at the time of conversion, in accordance with and subject to the terms of the Indenture. The Company maintains its principal executive offices at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and the telephone number there is (281) 897-7781. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)	Not applicable.
Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Designated Event Notice to Holders of 2.125% Convertible Senior Subordinated Notes due 2024, dated November 9, 2009.

(a)(5)	Press release issued on November 9, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 16, 2004, by and between the Company and the Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 16, 2004.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NCI BUILDING SYSTEMS, INC.
By:	/s/ Todd R. Moore
Todd R. Moore
Executive Vice President, General Counsel and Secretary

     Date: November 9, 2009

Index to Exhibits

Exhibit
Number	Description
(a)(1)	Designated Event Notice to Holders of 2.125% Convertible Senior Subordinated Notes due 2024, dated November 9, 2009.

(a)(5)	Press release issued on November 9, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 16, 2004, by and between the Company and the Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 16, 2004.

(g)	Not applicable.

(h)	Not applicable.